FOR IMMEDIATE RELEASE	TSX: SLW
May 14, 2012	NYSE: SLW

SILVER WHEATON REPORTS A STRONG START TO 2012 WITH RECORD QUARTERLY REVENUES OF US$200 MILLION

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW)(NYSE:SLW) is pleased to announce its unaudited results for the first quarter ended March 31, 2012.

FIRST QUARTER HIGHLIGHTS

•	Attributable silver equivalent production of 6.7 million ounces (6.6 million ounces of silver and 2,100 ounces of gold), an increase of 8% compared with Q1 2011.

•	Revenues increased 26% compared with Q1 2011, to a record US$199.6 million, on record silver equivalent sales of 6.1 million ounces (5.9 million ounces of silver and 3,900 ounces of gold).

•	Net earnings increased 20% compared with Q1 2011, to US$147.2 million (US$0.42 per share).

•	Operating cash flows increased 29% compared with Q1 2011, to US$163.8 million (US$0.46 per share1).

•	Cash operating margin1 increased slightly compared with Q1 2011, to US$28.51 per silver equivalent ounce, amongst the highest in the sector.

•	Average cash costs of US$4.081 per silver equivalent ounce (US$4.02 per ounce of silver and US$303 per ounce of gold), relatively unchanged from Q1 2011.

•	Cash balance of US$997.5 million, with a net cash position of US$926.0 million, at the end of Q1 2012.

•	Declared quarterly dividend of US$0.09 per common share, representing 20% of the cash generated by operating activities during the three months ended December 31, 2011.

•	Announced attributable proven and probable silver reserves of 798 million ounces, nearly twice the reserves of any other silver company in the world.

1 Please refer to non-IFRS measures at the end of this press release.

“Solid operating performance from across our portfolio of mines led to a strong start in 2012,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “We achieved record quarterly revenues, and are on target to attaining our annual production guidance of 27 million silver equivalent ounces. With continued positive progress at our world-class cornerstone assets, including the Peñasquito and Pascua-Lama mines, Silver Wheaton retains one of the strongest growth profiles in the sector.”

“While there continues to be a strong trend of expanding capital needs in the mining industry, challenging global financial markets have made access to traditional forms of capital, such as debt and equity, much more difficult. In this environment, Silver Wheaton’s streaming model offers a particularly attractive funding solution for mining companies, and we continue pursuing value-enhancing acquisitions. With approximately US$1 billion in cash on hand, a fully undrawn $400 million revolving credit facility, and forecast annual operating cash flows in excess of $600 million at current precious metals prices, Silver Wheaton is exceptionally well-positioned to grow its portfolio of high-quality precious metals streams, further boosting its long-term production levels.”

Financial Review

Revenues

Revenue was US$199.6 million in the first quarter of 2012, on silver equivalent sales of 6.1 million ounces (5.9 million ounces of silver and 3,900 ounces of gold), a record for the Company. This represents a 26% increase from the US$158.2 million of revenue generated in the first quarter of 2011, due to a 25% increase in the number of silver equivalent ounces sold. Increased sales were primarily related to the timing of shipments of stockpiled concentrate and to increased production at some of the mines underlying the Company’s silver purchase agreements.

Costs and Expenses

Average cash costs in the first quarter of 2012 were US$4.081 per silver equivalent ounce, compared with US$4.071 during the comparable period of 2011. This resulted in cash operating margins1 of US$28.51 per silver equivalent ounce, a slight increase compared to the first quarter of 2011.

During the first quarter of 2012, the Company recorded an income tax expense of US$3.3 million, which includes a non-cash deferred income tax expense of US$3.1 million, attributable primarily to the reversal of previously recognized deferred income tax assets relating to the decline in fair value of long-term investments in common shares and to income from Canadian operations. This compared to an income tax recovery of $2.3 million in the comparable period of the previous year, which included a non-cash deferred income tax recovery of $2.5 million.

1 Please refer to non-IFRS measures at the end of this press release.

Earnings and Operating Cash Flows

Net earnings in the first quarter of 2012 were US$147.2 million (US$0.42 per share), compared with US$122.2 (US$0.35 per share) for the same period in 2011, an increase of 20%. Cash flow from operations in the first quarter of 2012 was US$163.8 million (US$0.46 per share1), compared with US$127.2 million (US$0.36 per share1) for the same period in 2011, an increase of 29% (an increase of 28% on a per share basis). The increase in net earnings and operating cash flows is primarily attributable to a 25% increase in the number of silver equivalent ounces sold.

Balance Sheet

At March 31, 2012, the Company had approximately US$997 million of cash on hand. In addition, the Company had US$400 million of available credit under its revolving bank debt facility. The combination of cash, available credit, and strong operating cash flows, positions the Company well to execute on its growth strategy of acquiring additional accretive silver stream interests.

Operational Highlights

Attributable silver equivalent production was 6.7 million ounces (6.6 million ounces of silver and 2,100 ounces of gold) in the first quarter of 2012, representing an increase of 8% compared to the first quarter of 2011.

Operational highlights for the quarter ended March 31, 2012 are as follows:

Peñasquito –

As stated in Goldcorp Inc.’s (“Goldcorp”) press release dated March 28, 2012, the high pressure grinding roll supplemental feed system at the Peñasquito mine was successfully commissioned during the first quarter of 2012. Throughput in the last three weeks of March 2012 averaged over 110,000 tonnes per day, and included record daily throughput of 143,000 tonnes on March 13, 2012. In the ten days prior to mid-April, throughput averaged 123,000 tonnes per day. Activities at Peñasquito over the balance of 2012 will focus on further optimization of the processing line. Peñasquito will become Silver Wheaton’s largest contributor of silver production in 2012, with forecast attributable silver production of approximately 7 million ounces.

Pascua-Lama –

As stated by Barrick Gold Corporation in its first quarter 2012 MD&A, the Pascua-Lama project remains on track to commence production in mid-2013, with over 70% of the previously announced pre-production capital budget of $4.7 to $5.0 billion committed.  At the end of the first quarter, earthworks in Chile and Argentina were approximately 97% and 73% complete, respectively, with pre-stripping expected to commence during the second quarter. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

1 Please refer to non-IFRS measures at the end of this press release.

San Dimas –

As per Primero Mining Corp.’s (“Primero”) March 28, 2012 disclosure, in an effort to improve mine planning and expand long-term production levels at its San Dimas mine, Primero elected to utilize block modeling to estimate its mineral reserves and resources rather than the polygonal method, which it had used historically. The estimates made using this new approach resulted in a reduction in both silver reserves and inferred resources at the San Dimas mine, as of December 31, 2011.

Primero's disclosure also states that there is significant exploration potential at San Dimas beyond the stated mineral reserves and resources, some of which has been reported as mineral potential. Further details can be found in their March 28, 2012 disclosure. Primero believes that the new estimation approach will improve mine planning, and that further drilling and mine development will result in mineral resources being converted to mineral reserves, a reasonable amount of the exploration potential being converted to inferred resources, and new mineral discoveries being realized.

Produced But Not Yet Delivered –

Payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners was virtually unchanged in the first quarter, with a total of approximately 4.2 million payable ounces at March 31, 2012. The total is primarily attributable to Glencore International AG’s Yauliyacu mine, and Goldcorp’s Penasquito mine, where approximately 1.7 million and 1.3 million ounces of cumulative payable silver ounces have been produced but not yet delivered to the Company, respectively.

Detailed mine by mine production and sales figures can be found in the Appendix of this press release and in Silver Wheaton’s Management’s Discussion and Analysis (“MD&A”) in the ‘Results of Operations and Operational Review’ section.

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and unaudited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Webcast and Conference Call Details

A conference call will be held Monday, May 14, 2012, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	71685970
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	71685970
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2012 attributable production is approximately 27 million silver equivalent ounces, including 16,500 ounces of gold. By 2016, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Consolidated Statement of Earnings (unaudited)

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2012	2011
Sales	$199,638	$158,183
Cost of sales
Cost of sales, excluding depletion	$25,019	$19,948
Depletion	17,206	11,684
Total cost of sales	$42,225	$31,632
Earnings from operations	$157,413	$126,551
Expenses and other income
General and administrative 1	$7,564	$6,501
Foreign exchange gain	(30)	(4)
Other (income) expense	(650)	140
	$6,884	$6,637
Earnings before income taxes	$150,529	$119,914
Income tax (expense) recovery	(3,348)	2,262
Net earnings	$147,181	$122,176

Basic earnings per share	$0.42	$0.35
Diluted earnings per share	$0.41	$0.34
Weighted average number of shares outstanding
Basic	353,529	352,898
Diluted	355,943	355,903
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,659	$1,255

Consolidated Balance Sheets (unaudited)

	March 31	December 31
(US dollars in thousands - unaudited)	2012	2011
Assets
Current assets
Cash and cash equivalents	$997,489	$840,201
Accounts receivable	6,217	3,890
Other	1,336	1,221
Total current assets	$1,005,042	$845,312
Non-current assets
Silver and gold interests	$1,857,112	$1,871,726
Long-term investments	141,589	151,621
Deferred income taxes	744	2,301
Other	1,352	1,375
Total non-current assets	$2,000,797	$2,027,023
Total assets	$3,005,839	$2,872,335
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$6,575	$8,709
Dividends payable	31,829	-
Current portion of bank debt	28,560	28,560
Current portion of silver interest payments	132,989	130,789
Total current liabilities	$199,953	$168,058
Non-current liabilities
Long-term portion of bank debt	42,920	50,060
Total liabilities	$242,873	$218,118
Shareholders' equity
Issued capital	$1,795,951	$1,793,772
Reserves	16,640	25,422
Retained earnings	950,375	835,023
Total shareholders' equity	$2,762,966	$2,654,217
Total liabilities and shareholders' equity	$3,005,839	$2,872,335

Consolidated Statement of Cash Flows (unaudited)

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2012	2011
Operating activities
Net earnings	$147,181	$122,176
Adjustments for
Depreciation and depletion	17,267	11,754
Equity settled stock based compensation	1,659	1,255
Deferred income tax expense (recovery)	3,068	(2,519)
(Gain) loss on fair value adjustment of share purchase warrants held	(675)	66
Investment income recognized in net earnings	(319)	(209)
Other	(98)	(133)
Change in non-cash operating working capital	(4,574)	(5,392)
Operating cash flows before interest income	$163,509	$126,998
Interest income received	302	198
Cash generated by operating activities	$163,811	$127,196
Financing activities
Bank debt repaid	$(7,140)	$(7,140)
Share purchase warrants exercised	10	61
Share purchase options exercised	924	4,395
Dividends paid	-	(10,595)
Cash applied to financing activities	$(6,206)	$(13,279)
Investing activities
Silver and gold interests	$(180)	$(2,542)
Silver and gold interests - interest paid	(215)	(315)
Dividend income received	17	11
Proceeds on disposal of long-term investments	-	24,270
Other	(20)	(8)
Cash (applied to) generated by investing activities	$(398)	$21,416
Effect of exchange rate changes on cash and cash equivalents	$81	$106
Increase in cash and cash equivalents	$157,288	$135,439
Cash and cash equivalents, beginning of period	840,201	428,636
Cash and cash equivalents, end of period	$997,489	$564,075

Summary of Ounces Produced and Sold

	2012	2011				2010
(in thousands)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver ounces produced 1
San Dimas 2	1,692	1,578	1,251	1,150	1,606	1,586	1,255	1,110
Zinkgruvan	642	390	379	414	508	428	508	478
Yauliyacu	550	583	608	674	683	651	633	692
Peñasquito	1,365	1,633	1,162	1,282	1,207	1,260	1,109	866
Cozamin	405	433	395	414	325	335	381	286
Barrick 3	667	723	794	741	722	458	682	697
Other 4	1,288	1,389	1,272	1,153	1,088	1,245	1,069	1,240
	6,609	6,729	5,861	5,828	6,139	5,963	5,637	5,369
Silver equivalent ounces of gold produced 5
Minto	107	202	257	261	97	205	402	522
Silver equivalent ounces produced	6,716	6,931	6,118	6,089	6,236	6,168	6,039	5,891
Silver ounces sold
San Dimas 2	1,701	1,488	1,232	1,149	1,748	1,438	1,274	1,076
Zinkgruvan	517	425	319	401	321	421	635	313
Yauliyacu	497	655	11	471	120	470	87	517
Peñasquito	1,189	851	1,382	961	941	1,169	692	656
Cozamin	376	374	335	281	271	411	306	412
Barrick 3	656	755	747	726	680	482	533	727
Other 4	992	1,230	770	862	741	1,139	750	943
	5,928	5,778	4,796	4,851	4,822	5,530	4,277	4,644
Silver equivalent ounces of gold sold 5
Minto	198	196	316	227	83	127	411	496
Silver equivalent ounces sold	6,126	5,974	5,112	5,078	4,905	5,657	4,688	5,140
Gold / silver ratio 5	51.2	51.9	50.4	40.1	33.0	49.7	57.7	65.4
Cumulative payable silver equivalent ounces produced but not yet delivered 6	4,166	4,127	3,805	3,537	3,018	2,275	2,174	1,403

1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
2)
Beginning in the third quarter of 2010, the ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment  to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)
Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Aljustrel and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.

5)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

6)	Based on management estimates.

Results of Operations (unaudited)

Three Months Ended March 31, 2012
	Ounces Produced 2	Ounces Sold	Sales (US$'s)	Average Realized Price (US$'s Per Ounce)	Average Cash Cost (US$'s Per Ounce) 3	Average Depletion (US$'s Per Ounce)	Net Earnings (US$'s)	Cash Flow From Operations (US$'s)	Total Assets (US$'s)
Silver
San Dimas 4	1,692	1,701	$55,566	$32.66	$4.09	$0.79	$47,267	$48,606	$166,188
Zinkgruvan	642	517	16,938	32.73	4.14	1.68	13,927	13,495	56,771
Yauliyacu	550	497	15,586	31.36	4.02	5.02	11,094	13,588	227,518
Peñasquito	1,365	1,189	38,760	32.61	3.99	2.96	30,500	34,018	501,455
Cozamin	405	376	12,609	33.58	4.08	4.05	9,557	10,139	23,595
Barrick 5	667	656	21,503	32.80	3.90	4.34	16,100	18,946	600,651
Other 6	1,288	992	32,200	32.44	3.95	3.99	24,320	27,051	247,933
	6,609	5,928	$193,162	$32.58	$4.02	$2.79	$152,765	$165,843	$1,824,111
Gold
Minto	2,088	3,860	6,476	1,678	303	171	4,648	5,149	33,001
Silver equivalent 7	6,716	6,126	$199,638	$32.59	$4.08	$2.81	$157,413	$170,992	$1,857,112
Corporate
General and administrative							$(7,564)
Other							(2,668)
Total corporate							$(10,232)	$(7,181)	$1,148,727
	6,716	6,126	$199,638	$32.59	$4.08	$2.81	$147,181	$163,811	$3,005,839

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Three Months Ended March 31, 2011
	Ounces Produced 2	Ounces Sold	Sales (US$'s)	Average Realized Price (US$'s Per Ounce)	Average Cash Cost (US$'s Per Ounce) 3	Average Depletion (US$'s Per Ounce)	Net Earnings (US$'s)	Cash Flow From Operations (US$'s)	Total Assets (US$'s)
Silver
San Dimas 4	1,606	1,748	$58,371	$33.39	$4.04	$0.71	$50,051	$50,203	$170,274
Zinkgruvan	508	321	11,049	34.41	4.08	1.69	9,195	9,606	59,578
Yauliyacu	683	120	3,523	29.36	3.98	5.02	2,443	3,045	235,718
Peñasquito	1,207	941	27,020	28.72	3.90	2.41	21,085	23,351	512,664
Cozamin	325	271	8,651	31.87	4.04	4.62	6,299	7,776	29,694
Barrick 5	722	680	21,663	31.84	3.90	3.55	16,595	17,451	597,453
Other 6	1,088	741	24,027	32.44	3.93	3.95	18,186	20,184	264,138
	6,139	4,822	$154,304	$32.00	$3.98	$2.33	$123,854	$131,616	$1,869,519
Gold
Minto	2,925	2,524	3,879	1,537	300	168	2,697	2,870	36,322
Silver equivalent 7	6,236	4,905	$158,183	$32.24	$4.07	$2.38	$126,551	$134,486	$1,905,841
Corporate
General and administrative							$(6,501)
Other							2,126
Total corporate							$(4,375)	$(7,290)	$851,224
	6,236	4,905	$158,183	$32.24	$4.07	$2.38	$122,176	$127,196	$2,757,065

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) average cash costs of silver and gold on a per ounce basis; (ii) operating cash flows per share (basic and diluted); and (iii) cash operating margin.

i.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  For more detailed information, please refer to pages 14 to 16 of Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

For further information, please contact:

Brad Kopp
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com